SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company (Issuer))
RCP TenderCo LLC
CONTRARIAN FUNDS, L.L.C.
CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
JON R. BAUER
(Names of Filing Persons (Offeror))

CLASS 1 UNITS (INCLUDING CLASS 1-O UNITS) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Jon R. Bauer RCP TenderCo LLC c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830 (203) 862-8200	Copy To: Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9280

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200,000	$513.36

*
For purposes of calculating the filing fee only. This amount is based on the number of outstanding Units reported in the Subject Company’s Form 10-Q filed with the Commission on December 1, 2005 for the quarter ended September 30, 2005.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Items 1 through 9 and Item 11.
Item 10. Financial Statements.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EX-99(a)(1)(A) Offer to Purchase
EX-99(a)(1)(B) Agreement to Transfer and Letter of Transmittal
EX-99(a)(1)(C) Letter to Brokers
EX-99(a)(1)(D) Letter to Clients
EX-99(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
EX-99(a)(5)(A) Summary Advertisement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by RCP TenderCo LLC, a Delaware limited liability company (“Purchaser”), to purchase for cash all outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”), of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), at a purchase price of $120.00 per Unit, pro-rated for fractional Units, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 21, 2010 (the “Offer to Purchase”), and the related Agreement to Transfer and Letter of Transmittal (the “Letter of Transmittal”). A copy of the Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A), and a copy of the related Letter of Transmittal is attached to this Schedule TO as Exhibit (a)(1)(B). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, together constitute the “Offer”.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal, is hereby incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 21, 2010.
(a)(1)(B)	Form of Agreement to Transfer and Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010.
(b) – (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2010

RCP TENDERCO LLC

CONTRARIAN FUNDS, L.L.C.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member of Contrarian Capital Management, L.L.C.
(the manager of Contrarian Funds, L.L.C., the sole member and manager of RCP TenderCo LLC)

/s/ Jon R. Bauer
Jon R. Bauer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)(1)(A)	Offer to Purchase, dated June 21, 2010.
(a)(1)(B)	Agreement to Transfer and Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010.
(b) – (h)	Not applicable.